SEC MAIL PROCESSING SECTION
FEB 28 2006
WASH. D.C.

cm

06002817

SECUR... ...ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSG Capital Advisors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Five Tower Bridge, 300 Barr Harbor Drive, Suite 420
(No. and Street)

West Conshohocken (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark E. Chesen 610-940-5801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolis & Company P. C.
(Name – *if individual, state last, first, middle name*)

401 E. City Ave. Ste 600 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/24/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark E. Chesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSG Capital Advisors, L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Carolyn J. Isaacs, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires July 25, 2009
Member, Pennsylvania Association of Notaries

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSG CAPITAL ADVISORS, L.P.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

SSG CAPITAL ADVISORS, L.P.

TABLE OF CONTENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT

To the Partners
SSG Capital Advisors, L.P.
West Conshohocken, Pennsylvania

We have audited the accompanying statement of financial condition of SSG Capital Advisors, L.P. as of December 31, 2005 and 2004, and the related statements of operations, partners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSG Capital Advisors, L.P. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
February 2, 2006

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220
41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742

SSG CAPITAL ADVISORS, L.P.

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2005	DECEMBER 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$2,072,829	$1,184,653
Marketable securities, at market	49,536	49,658
Accounts receivable	99,147	896,827
Prepaid expenses	76,986	91,275
Security deposits	32,635	32,635
Total current assets	2,331,133	2,255,048
Equipment:		
Computer hardware and software	67,992	43,419
Furniture and fixtures	11,872	10,078
	79,864	53,497
Less accumulated depreciation	(47,685)	(23,272)
	32,179	30,225
	$2,363,312	$2,285,273
LIABILITIES AND PARTNERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 163,695	$ 144,339
Accrued profit sharing	139,487	316,160
Total current liabilities	303,182	460,499
Partners' equity	2,060,130	1,824,774
	$2,363,312	$2,285,273

The notes to financial statements are an integral part of the above statement.

SSG CAPITAL ADVISORS, L.P.

STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
Revenues:		
Fee income	$7,207,556	$7,621,528
Interest income	36,869	28,032
	7,244,425	7,649,560
Expenses:		
Compensation and benefits	4,114,407	3,979,239
Other operating expenses	1,673,880	1,577,685
	5,788,287	5,556,924
Net income	$1,456,138	$2,092,636

The notes to financial statements are an integral part of the above statement.

STATEMENT OF PARTNERS' EQUITY

	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
Beginning partners' equity	$1,824,774	$ 946,717
Net income	1,456,138	2,092,636
Contributed capital	25,000	-
Withdrawals	(1,245,782)	(1,214,579)
Ending partners' equity	$2,060,130	$1,824,774

The notes to financial statements are an integral part of the above statement.

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities:		
Net income	$1,456,138	$2,092,636
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	24,415	17,380
Loss on securities	122	342
(Increase) decrease in operating assets:		
Accounts receivable	797,680	(756,550)
Prepaid expenses	14,289	7,344
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	19,356	94,730
Accrued profit sharing	(176,673)	88,184
Net cash provided by operating activities	2,135,327	1,544,066
Cash flows from investing activities:		
Equipment purchases	(26,369)	(24,448)
Purchase of securities	-	(50,000)
Net cash (used in) investing activities	(26,369)	(74,448)
Cash flows from financing activities:		
Partners' withdrawals	(1,245,782)	(1,914,579)
Contributed capital	25,000	-
Security deposits	-	(4,000)
Net cash (used in) financing activities	(1,220,782)	(1,918,579)
Net increase (decrease) in cash and cash equivalents	888,176	(448,961)
Cash and cash equivalents at beginning of year	1,184,653	1,633,614
Cash and cash equivalents at end of year	$2,072,829	$1,184,653

The notes to financial statements are an integral part of the above statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business - The Company is an investment banking firm specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. In addition, SSG assists institutional and individual limited partners, throughout the country, in selling their private equity fund interests into the secondary market. The Company is registered as a broker-dealer with the National Association of Securities Dealers.

Revenue recognition - Initial and monthly fees for services are recognized in revenue as earned. Financing, advisory, restructuring and opinion fees are recognized when transactions are completed and payment is certain.

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances and consists of fees and costs due from clients.

Cash and cash equivalents - Cash and cash equivalents include highly liquid certificates of deposit.

Marketable securities - Marketable securities are carried at fair value, as determined by quoted market prices.

Equipment - Equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

Income taxes - Federal and state income taxes have not been provided since the liability is the responsibility of the individual partners.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Commitments

The Company leases its office facilities under operating leases which expire in 2006 and 2007. The Company also leases various equipment from its general partner and other third parties. The lease with its general partner requires monthly payments of $6,000, through January 31, 2006.

Rents charged to operations for all operating leases were approximately $390,000 and $340,000 for the years ended December 31, 2005 and 2004, respectively.

2. Commitments - Continued

Minimum annual rental commitments for all noncanellable operating leases as of December 31, 2005 were approximately as follows:

2006	$205,000
2007	154,000
2008	25,000
2009	18,000
	$402,000

3. 401(k) Plan and Profit Sharing

The Company has a 401(k) and Profit Sharing Plan that covers qualified employees. Contributions to the Plan are discretionary and are fully vested. For the years ended December 31, 2005 and 2004, the Company's contributions were approximately $141,000 and $331,000, respectively.

4 Net Capital Requirements

The Company operates pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3. As such, the Company computes net capital in accordance with Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $1,811,753 which was $1,791,541 in excess of the required net capital of $20,212. As of December 31, 2004, the Company had net capital of $766,363 which was $735,664 in excess of the required net capital of $30,699.

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION

To the Partners
SSG Capital Advisors, L.P.
West Conshohocken, Pennsylvania

Our report on our audits of the basic financial statements of SSG Capital Advisors, L.P. for 2005 and 2004 appears on page 2. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplementary information, page 10, is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
February 2, 2006

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220

41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742

Independent Member B K R *International*
www.marg.com

SSG CAPITAL ADVISORS, L.P.

STATEMENT OF EXPENSES

	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
Compensation and benefits:		
Partners compensation	$1,833,200	$1,960,000
Other payroll	1,714,522	1,347,561
Profit sharing	141,112	331,096
Medical benefits	287,427	218,088
Payroll taxes	85,721	73,161
Other	52,425	49,333
	$4,114,407	$3,979,239

	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
Operating expenses:		
Bad debt expense	$ 172,525	$ -
Consulting	153,511	247,212
Depreciation	24,415	17,380
Dues and subscriptions	78,865	63,719
Facility	521,080	540,003
Marketing	180,695	220,265
Operations	44,406	39,849
Other	62,856	54,231
Postage and reproduction	27,740	25,696
Professional fees	102,353	74,183
Regulatory expenses	12,128	10,741
Travel and entertainment	293,306	284,406
	$1,673,880	$1,577,685

SSG CAPITAL ADVISORS, L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	YEAR ENDED DECEMBER 31, 2005	2004
NET CAPITAL		
Total partners' equity	$2,060,130	$1,824,774
Deduct partners' equity not allowable for net capital	-	-
Total partners' equity qualified for net capital	2,060,130	1,824,774
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	99,147	896,827
Prepaid expenses	76,986	91,275
Security deposits	32,635	32,635
Equipment	32,179	30,225
	240,947	1,050,962
Net capital before haircut on marketable securities	1,819,183	773,812
Haircut on marketable securities	7,430	7,449
Net capital	$1,811,753	$ 766,363
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 163,695	$ 144,339
Accrued profit sharing	139,487	316,160
Total aggregate indebtedness	$ 303,182	$ 460,499
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$20,212	$30,699
Excess net capital	$1,791,541	$735,664
Excess net capital at 1,000 percent	$1,781,434	$720,313
Ratio: Aggregate indebtedness to net capital	.167 to 1	.601 to 11

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in part 11a of Form X-17A-5 as of December 31, 2005 and 2004)
There is no difference from the Company's computation.

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
SSG Capital Advisors, L.P.
West Conshohocken, Pennsylvania

In planning and performing our audit of the financial statements of SSG Capital Advisors, L.P., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220
41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742

Independent Member B K R *International*
www.marg.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolis & Company P.C.

Certified Public Accountants

Bala Cynwyd, PA
February 2, 2006